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Via EDGAR

October 14, 2022

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Puerto Rico Residents Tax-Free Fund VI, Inc., File No. 811-23694

Dear Mr. Rosenberg:

On behalf of our client, Puerto Rico Residents Tax-Free Fund VI, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 14, 2022 with respect to the preliminary proxy statement filed on September 23, 2022 by the Fund with the Commission under cover of Schedule 14A as form type PREC14A (the “Preliminary Proxy Statement”) and the letter from us to the Staff on behalf of the Fund filed on October 12, 2022 with the Commission as form type CORRESP (the “Response Letter”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Staff believes that the proposals included in the October 5, 2022 letter from Ocean Capital LLC (“Ocean Capital”) to the Fund were received by the Fund on a timely basis. Ocean Capital’s second notice simply unbundled two proposals that were presented as one in Ocean Capital’s first notice to the Fund. Thus, there were no new proposals in the second notice.

Response: The Fund respectfully acknowledges the Staff’s comment. The Fund’s Amended and Restated By-Laws (the “Bylaws”) require that notice of any proposal to be presented by any stockholder at any meeting of stockholders shall be delivered to the Secretary of the Fund at its principal executive office not less than thirty (30) nor more than fifty (50) days prior to the date of the meeting. The Fund’s 2022 Annual Meeting of Stockholders is scheduled to be held on October 24, 2022; accordingly, the deadline for timely notice of stockholder proposals under the Bylaws is September 24, 2022. While the proposals (the “New Proposals”) set forth in Ocean Capital’s October 5, 2022 letter to the Fund (the “Purported Supplemental Notice”) each contain portions of a proposal (the “Amendment Proposal”) set forth in Ocean Capital’s September 12, 2022 letter to the Fund, they are distinct proposals that must independently comply with the requirements of the Bylaws in order to be presented at the Fund’s 2022 Annual Meeting of Stockholders. Because the Purported Supplemental Notice was not received by the Fund by September 24, 2022, the proposals set forth therein were not timely made under the Bylaws.

United States Securities and Exchange Commission
Division of Investment Management
October 14, 2022

2.	Please explain to the Staff how the New Proposals are retroactive.

Response: The Fund respectfully acknowledges the Staff’s comment. The Amendment Proposal and each of the New Proposals states that they are “applicable to any meeting of stockholders that has yet to be held, consummated or completed as of the adoption of this resolution, regardless of whether any such meeting of stockholders is currently adjourned or postponed.” The Fund’s 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”) is currently adjourned until December 15, 2022, and accordingly in the event that these proposals were adopted by the Fund’s stockholders before the 2021 Annual Meeting concludes they would have a retroactive effect on the 2021 Annual Meeting.

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc: Alexandre-C. Manz, General Counsel

      José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm